(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50

SEC FILE NUMBER 000-50565

CUSIP NUMBER

For Period Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

SCANSOURCE INC
Full Name of Registrant

Former Name if Applicable

6 Logue Court, Greenville, SC 29615
Address of Principal Executive Office

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

ScanSource, Inc. (the "Company") is unable to file its Quarterly Report on Form 10-Q for the quarter ended December 31, 2006 (the "Form 10-Q") by February 9, 2007, the prescribed due date. The Company intends to file the Form 10-Q as promptly as practicable.

As previously announced, the Company's Board of Directors has appointed a Special Committee, consisting entirely of independent directors, to conduct a review of the Company's stock option grant practices and related accounting issues from the time of its initial public offering in 1994 to the present. The Special Committee is assisted in its review by independent legal counsel and advisors.

On January 15, 2007, the Board of Directors received the findings of the Special Committee as described in the Company's Current Report on Form 8-K filed January 19, 2007. The Special Committee, in its findings, recommends that management determine the impact on the Company's accounting for the options grants referenced in the findings and make appropriate adjustments and required disclosures. In that regard, the Company's review of accounting issues raised by the findings is ongoing. The Company has preliminarily concluded, however, that the appropriate measurement date for certain grants may differ from the stated grant dates. As a result of the potential change in measurement dates, the Company may record additional non-cash stock based compensation expense related to certain of its prior stock option grants, but it is not yet able to determine the amount of such charges or the resulting tax and accounting impact of these actions or whether the financial statements for any historical periods would require restatement. Any additional non-cash stock based compensation expense recorded will not affect the Company's previously reported cash positions or revenues. The Company does not expect to be able to file the Form 10-Q until the foregoing accounting review is complete.

Certain statements contained in this notification are forward-looking statements made pursuant to the safety harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements address the Company's plans, activities or events which the Company expects will or may occur in the future. Various risks, uncertainties and other factors could cause actual results to differ materially from those expressed in any forward-looking statements, including, but not limited to, the timing and outcome of the review being conducted by the Special Committee of the Company's Board of Directors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this notification. The Company does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that projected results expressed or implied in such statements will not be realized, except as may be required by law.

SEC 1344 (05-06)
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John J. Ellsworth	864-288-2432
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No
Quarterly report on Form 10-Q for the quarter ended September 30, 2006

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SCANSOURCE INC
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	02/09/2007	By	/s/ Richard P. Cleys
Richard P. Cleys Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

Part IV(3) Explanation

On January 25, 2007, the Company filed a Form 8-K referencing its press release announcing certain of its financial results for the quarter ended December 31, 2006. Those results reflect an increase in the Company's net sales and gross margin as compared with results of the same quarter in the prior year. See the January 25, 2007 Form 8-K for additional information. The financial results included in that release do not reflect adjustments, if any, that may be required as a result of the Special Committee's review, including the impact of any unrecorded non-cash equity-based compensation charges, either in the current period or that may require adjustments to previously reported periods.

The Company is currently unable to determine whether any other significant change in results of operations will be included in the subject Form 10-Q report and may be unable to make such determination until the accounting review referenced in Part III above is complete.